

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

John Hamill
Chief Financial Officer
WINDTREE THERAPEUTICS INC /DE/
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: WINDTREE THERAPEUTICS INC /DE/**
> **Proxy Statement on Schedule 14A**
> **Filed November 22, 2022**
> **File No. 001-39290**

Dear John Hamill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A filed November 22, 2022

General

1. We note that on November 18, 2022, the Company's Board announced a declared dividend of 1/1,000th of a share of Series A Preferred Stock for each outstanding share of common stock to shareholders of record on November 28, 2022, which was distributed on December 2, 2022.
   - Please revise to explicitly state whether the dividend of the Series A Preferred Stock, with its attendant voting rights, was issued by the Company solely to affect the passage of the charter amendment to effect a reverse stock split of your common stock. If so, explain the reason(s) why the Board determined that such issuance was necessary in this case.
   - Explain whether the Series A Preferred Stock voting rights will affect quorum and voting requirements at the special meeting and any adjournment thereof, and if so, how.

2. You disclose that any whole or fractional shares of Series A Preferred Stock that are not present in person or by proxy "immediately prior to the opening of the polls" at the special meeting will be automatically redeemed in the Initial Redemption and no longer entitled to vote.
   - Please revise to clarify when the opening of the polls at the special meeting will occur.
   - Revise to explicitly describe the outsized voting rights the holders of common stock with related Series A Preferred Stock will have relative to holders of common stock whose shares of Series A Preferred Stock were redeemed pursuant to the Initial Redemption. In this respect, please consider including an illustrative example of the effects the super voting rights of the Series A Preferred Stock will have on reaching both the quorum requirement and voting threshold necessary to approve the proposal.

3. Please revise to clearly explain the voting differences between shares purchased prior to the November 28, 2022 record date for the Series A Preferred dividend compared with those purchased after that record date but before the December 2, 2022 special meeting record date. Conversely, because the Series A Preferred is nontransferable by the holder thereof except in connection with a transfer by such holder of any shares of common stock held by that holder, please clearly explain what happens with respect to the voting rights of any common shareholder that sells any common shares after the preferred stock dividend record date but before the meeting record date.

4. Please revise to clearly explain the consequence to shareholders of the Series A Preferred of:
   - Not casting a vote on a common share; and
   - Proxy revocation prior to the special meeting.

5. Please advise us whether you have discussed the issuance and voting rights of the Series A Preferred Stock with Nasdaq and the outcome of such discussions.

6. Please provide the opinion of counsel as to:
   - Whether the vote taken including votes represented by the Series A Preferred will be valid under Delaware law;
   - The legality under Delaware law of the redemption of all shares of Series A Preferred Stock that are not present in person or by proxy at the Special Meeting as of immediately prior to the opening of the polls at the Special Meeting; and
   - The legality under Delaware law of the further redemption of all remaining Series A Preferred (i) if and when ordered by your Board or (ii) automatically upon the approval by the Company's stockholders of the reverse stock split proposal at any meeting of the stockholders held for the purpose of voting on such proposal.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer Porter